Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273828

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED JULY 17, 2025

TO THE PROSPECTUS DATED APRIL 21, 2025

This Supplement No. 3 supplements, and should be read in conjunction with our prospectus dated April 21, 2025, Supplement No. 1 dated May 16, 2025, and Supplement No. 2 dated June 20, 2025. Defined terms used in this Supplement No. 3 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of August 1, 2025;

•
to disclose the calculation of our June 30, 2025 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share and unit classes;

•
to provide an update on our Citizens Credit Facility; and

•
to update our portfolio disclosure.

August 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2025 (and repurchases as of July 31, 2025) is as follows:

Transaction Price (per share)
Class S	$19.99
Class I	$20.00
Class T	$19.99
Class D	$20.00

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our share repurchase program, the repurchase price for each share class will be based upon the transaction price of such class.

June 30, 2025 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. to serve as our independent valuation firm (“Independent Valuation Firm”). Our advisor is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	June 30, 2025	May 31, 2025
Investment in real estate	$1,083,430,000	$1,088,700,000
Investments in real estate-related assets	9,507,788	9,557,869
Investment in Infrastructure Fund, at Fair Value	7,561,560	7,615,023
Cash and cash equivalents	37,854,201	38,311,914
Other assets	12,479,290	12,418,575
Debt obligations (at fair market value)	(557,588,904)	(554,064,448)
Due to related parties(1)	(18,333,077)	(18,380,077)
Accounts payable and other liabilities	(18,056,421)	(16,708,787)
Accrued performance participation allocation	—	—
Distribution fee payable the following month(2)	(25,635)	(26,588)
Non-controlling interests in subsidiaries	(254,262,986)	(264,269,932)
Sponsor Support repayment / special unit holder interest in liquidation	—	—
Net Asset Value	$302,565,816	$303,153,549
Number of outstanding shares and OP units(3)	15,127,760	15,147,165

(1) Distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units.

(2) The distribution fee that is payable as of June 30, 2025 related to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units is shown in the table below.

(3) Includes Class AX, Class TX, Class IX, Class T, Class D, Class I, Class S shares of common stock and Class I OP units issued in connection with the exercise of fair market value options of CF WAG Portfolio, and Class T and Class I OP units issued in connection with the exercise of fair market value option of CF Summerfield and CF WAG MH Portfolios.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The following table provides a breakdown of our total NAV and NAV per share/OP unit by class as of June 30, 2025.

NAV Per Share	AX, IX and I Common	TX Common	T Common	D Common	S Common	I OP Units	T OP Units	Total
Total Gross Assets at Fair Value	$ 775,610,874	$ 363,634	$ 104,430,531	$ 41,565,975	$ 410,725	$ 185,672,028	$ 42,779,072	$ 1,150,832,839
Distribution fees due and payable	—	(79)	(19,688)	(2,273)	(75)	—	(3,520)	(25,635)
Debt obligations (at fair market value)	(375,790,473)	(176,184)	(50,597,536)	(20,139,090)	(199,000)	(89,959,774)	(20,726,847)	(557,588,904)
Due to related parties	(12,355,691)	(5,793)	(1,663,606)	(662,157)	(6,543)	(2,957,805)	(681,482)	(18,333,077)
Accounts payable and other liabilities	(12,169,235)	(5,705)	(1,638,503)	(652,164)	(6,444)	(2,913,171)	(671,199)	(18,056,421)
Accrued performance participation allocation	—	—	—	—	—	—	—	—
Non-controlling interests in subsidiaries	(171,362,103)	(80,341)	(23,072,698)	(9,183,514)	(90,745)	(41,022,052)	(9,451,533)	(254,262,986)
Monthly NAV	$ 203,933,372	$ 95,532	$ 27,438,500	$ 10,926,777	$ 107,918	$ 48,819,226	$ 11,244,491	$ 302,565,816
Number of outstanding shares/units	10,195,447	4,780	1,372,745	546,387	5,399	2,440,669	562,333	15,127,760
NAV per share/unit	$ 20.00	$ 19.99	$ 19.99	$ 20.00	$ 19.99	$ 20.00	$ 20.00

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	June 30, 2025
Stockholders’ equity under U.S. GAAP	$ 493,878,626
Adjustments:
Unrealized depreciation of real estate	(92,787,051)
Unrealized appreciation of real estate-related assets	4,089,553
Organization and offering costs	—
Acquisition costs	(8,780,913)
Deferred financing costs, net	(4,581,826)
Accrued distribution fee(1)	(79)
Accumulated depreciation and amortization	141,344,473
Fair value adjustment of debt obligations	44,139,609
Deferred rent receivable	(14,209,966)
Derivative assets, at fair value	(6,263,624)
Non-controlling interests in subsidiaries	(254,262,986)
NAV	$ 302,565,816

Note: (1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units.

The valuations of our real properties as of June 30, 2025 were provided by the Independent Valuation Advisor or third-party appraisal firms in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted-Average Basis
Exit Capitalization Rate	6.5%	6.4%	5.7%	6.0%	6.3%
Residual Discount Rate	7.6%	7.3%	7.3%	6.8%	7.4%
Average Holding Period (Yrs)	8.6	10.3	10.0	12.0	9.4

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties.

	Hypothetical Change	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted-Average Values
Exit Capitalization Rate	0.25% Increase	-2.5%	-2.5%	-2.5%	-2.1%	-2.5%
	0.25% Decrease	2.7%	2.7%	2.8%	2.3%	2.7%
Discount Rates	0.25% Increase	-1.6%	-1.8%	-1.9%	-2.0%	-1.7%
	0.25% Decrease	1.6%	1.9%	1.9%	2.1%	1.7%

Update to the Citizens Credit Facility

On July 16, 2025, we, our operating partnership, and certain of our subsidiary guarantors, amended and restated our Credit Facility Agreement with Citizens Bank, N.A., as administrative agent, left lead arranger and sole bookrunner, BMO Bank N.A., as the joint lead arranger, and the lender parties thereto. As part of the amendment and restatement, the aggregate principal amount of the Citizens Credit Facility was increased from $125.0 million to $150.0 million with the ability from time to time to increase the size of the aggregate commitment made under the agreement by an additional $100.0 million up to a total of $250.0 million, subject to receipt of lender commitments and other conditions. Further, the amendment and restatement updated the applicable interest rates such that borrowings under the Credit Facility Agreement will be charged interest based on (i) a term SOFR rate plus a margin ranging from 2.20% to 2.50%, or (ii) an alternative base rate plus a margin ranging from 1.20% to 1.50%, depending on our loan to value ratio. In addition, the amendment and restatement amended the definitions of Change of Control and Permitted Properties (as used in connection with eligible collateral). Finally, the new maturity date of the Citizens Credit Facility is July 16, 2028, and may be extended pursuant to two one-year extension options, subject to continuing compliance with the financial covenants and other customary conditions and the payment of an extension fee.

As of July 16, 2025, Lewisville, Madison Ave, De Anza, Longmire, Fisher Road, GR, and WAG Portfolio Properties were pledged as collateral properties under the Citizens Credit Facility. As of July 16, 2025, the amount outstanding under the Citizens Credit Facility was approximately $104.2 million.

June 30, 2025 Portfolio

As of June 30, 2025, lease expirations related to our net lease portfolio of real estate assets (excluding the SF Property), based on each asset’s fair value used in determining our NAV, were as follows:

•2025 – 0.0%

•2026 – 0.0%

•2027 – 14.9%

•2028 – 13.0%

•2029 – 0.0%

•2030 – 0.0%

•2031 – 23.1%

•2032 – 17.7%

•2033 – 0.0%

•2034 – 0.0%

•After 2035 – 31.3%

As of June 30, 2025, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•Multifamily – 33.2%

•Single Tenant Office – 25.7%

•Single Tenant Industrial – 21.4%

•Single Tenant Necessity Retail – 16.9%

•Single Tenant Life Sciences – 1.4%

•Data Center– 1.3%

As of June 30, 2025, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•Ohio – 23.7%

•Maryland – 20.1%

•Texas – 19.2%

•California – 12.3%

•Wisconsin– 7.2%

•South Carolina -5.7%

•Arizona – 4.7%

•Other – 7.1%

As of June 30, 2025, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•Common Equity – 100.0%

As of June 30, 2025, the maturity concentration of debt secured by our portfolio of real estate assets (including our credit facility, which makes up all debt maturing in 2025, and has a one-year extension option), based on principal balances and adjusted for ownership percentage, was as follows:

•2025 – 33.4%

•2026 – 0.0%

•2027 – 0.0%

•2028 – 6.9%

•2029 – 0.0%

•2030 – 2.9%

•2031 – 39.5%

•2032 – 17.0%

•2033 – 0.4%

•2034 – 0.0%

•After 2035 – 0.0%

As of June 30, 2025, the weighted average lease term remaining of our portfolio of real estate assets (excluding multifamily and data center investments), based on each asset’s fair value used in determining our NAV, was 7.0 years.

As of June 30, 2025, the weighted average occupancy of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was 95.1%. For our industrial, retail and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

As of June 30, 2025, the total value of real estate assets (investment in real estate and investments in real estate-related assets) used in determining our NAV was $1.1 billion. The total value of real estate assets, as adjusted for ownership percentage amounts to $573 million.

As of June 30, 2025, we held $5.0 million of cash and cash equivalents excluding restricted cash and a lender required cash reserve and have $22.8 million available capacity to draw on our credit facility.

Status of Our Offerings

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. On July 1, 2025, pursuant to the Offering, we issued and sold (i) 37,463 shares of our common stock in the primary offering for total proceeds of $0.8 million and (ii) 12,909 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $0.26 million. As of June 30, 2025, our aggregate NAV was $303 million. On June 30, 2025, we repurchased 110,395 shares of common stock pursuant to our share repurchase program for aggregate consideration of $2.2 million, which represents 100% of repurchase requests. We intend to continue selling shares on a monthly basis.